SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 21st March, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------








press release

Embargoed until 16.00 UK/10.00 Chicago, 21 March, 2005


BP ANNOUNCES NEW IDENTITY FOR PETROCHEMICALS COMPANY

BP announced today that the name of its new olefins and derivatives subsidiary will be Innovene.

Innovene will be formed as a separate entity within the BP Group in April, with more than $9 billion in assets and $15 billion in third-party sales globally. The new company will be headquartered in Chicago and have more than 8,500 employees at 26 principal sites around the world.

"Innovene combines the best in our BP heritage with the focus and discipline of being independent. Our new name speaks to our aspiration to challenge ourselves and the status quo in our sector," said Ralph Alexander, CEO. "Like BP, we are a truly global company, with major operations in Asia, North America and Europe."

The choice of name for Innovene was built upon interviews and research conducted among the company's employees, customers and industry analysts worldwide. Innovene will be among the five largest petrochemical companies in the world and a Fortune 150-scale company, with global production of more than 15 million tonnes of petrochemicals a year.

Notes to editors:

   - Innovene's new company's logo can be downloaded from: http:// www.innovene.com/innovene/images/innovene_logo_jpeg.zip
   - Innovene (www.innovene.com) will be created as a wholly owned subsidiary of BP on April 1, 2005. BP expects to sell the company later in 2005, possibly by way of an IPO, subject to necessary approvals and market conditions.
   - Innovene's major manufacturing sites include Grangemouth in Scotland, Lavera in France, Koln in Germany and Lima, Chocolate Bayou and Green Lake in the US. SECCO, the joint venture with Sinopec and SPC in Shanghai and the largest petrochemical complex in China to date, is due to become fully operational in the next few months.
   - Innovene manufacturers petrochemicals, including olefins (ethylene and propylene) and their derivatives such as polyethylene, polypropylene, acrylonitrile, linear alpha olefins, polyalphaolefins, and solvents, as well as gasoline, diesel and other refined products made in the Grangemouth and Lavera refineries. These chemicals are used to make a wide variety of plastic goods, including food and drink containers and wrappings, pipe work, automotive parts and mouldings of all kinds.

Further media enquiries:
BP. Tel: +44 (0)20 7496 4076.



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 21st March, 2005                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary